UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

Morgan Stanley Income Securities Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

61745P874
(CUSIP Number)

Daniel Lippincott, Senior Tax-Sensitive Manager
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 22, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 61745P874

1	NAME OF REPORTING PERSON Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,214,043
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 2,214,043
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,214,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 61745P874

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,200*
	8	SHARED VOTING POWER 11,450*
	9	SOLE DISPOSITIVE POWER 8,200*
	10	SHARED DISPOSITIVE POWER 11,450*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,650*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

*See Items 2 and 5.

CUSIP NO. 61745P874

Item 1.	Security and Issuer.

This statement relates to the Common Shares of the Morgan Stanley Income Securities Inc. (the "Shares"), a Maryland Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is Morgan Stanley Income Securities Inc., 522 Fifth Avenue, New York, New York 10036.

Item 2.	Identity and Background.

(a) This statement is filed by:

(i) Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"); and

(ii) George W. Karpus, the President and CEO of Karpus. Mr. Karpus owns Shares individually and may be deemed the beneficial owner of Shares held by The Karpus Family Foundation, Inc. and the Karpus Investment Management Profit Sharing Plan Fund B - Conservative Bond Fund (collectively, the "Karpus Entities").

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus. To the best of the Reporting Persons' knowledge, except as otherwise set forth on Schedule A, none of the parties listed on Schedule A beneficially owns any securities of the issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The address of the principal office of each of the Reporting Persons is 183 Sully's Trail, Pittsford, New York 14534.

(c) The principal business of Karpus is serving as a registered investment adviser who provides investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts, and others. The principal occupation of Mr. Karpus is serving as the President and CEO of Karpus.

(d) No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Karpus is organized under the laws of the State of New York. Mr. Karpus is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Karpus, an independent registered investment advisor, has accumulated 2,214,043 Shares on behalf of accounts that are managed by Karpus (the "Accounts") under limited powers of attorney, which represents approximately 24.7% of the Issuer's outstanding shares. All funds that have been utilized in making such purchases are from such Accounts. The aggregate purchase price of the 2,214,043 Shares beneficially owned by Karpus is approximately $39,198,818, excluding brokerage commissions. The aggregate purchase price of the 19,650 shares held by Mr. Karpus and the Karpus Entities is approximately $343,021, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Karpus, an independent registered investment advisor, with a specialty focus in closed-end funds, believes that the profile of the Issuer fit the investment guidelines for various Accouts. Shares have been acquired since June 12, 2013.

On January 22, 2018, Morgan Stanley Investment Management Inc. ("MSIM") and Karpus entered into an Agreement (the "Agreement"), pursuant to which the Board of Directors of the Issuer would recommend to shareholders that the Issuer merge with and into an existing Morgan Stanley advised open-end mutual fund with similar investment objectives to the Issuer, subject to shareholder approval. Under the Agreement, Karpus agreed to certain customary standstill provisions until the termination of the Agreement. The foregoing summary of the Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Agreement, a copy of which his referenced in Exhibit 99.1 hereto and is incorporated herein by reference.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 8,963,335 Shares outstanding, which is the total number of Shares outstanding as of September 30, 2017 as reported in the Issuer’s Annual Report to Shareholders, filed with the U.S. Securities and Exchange Commission on December 7, 2017.

A.	Karpus

(a)	As of the close of business on January 22, 2018, Karpus beneficially owned the 2,214,043 Shares held in the Accounts.

Percentage: Approximately 24.7%

(b)	1. Sole power to vote or direct vote: 2,214,043
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,214,043
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Karpus over the last 60 days are set forth in Schedule B and are incorporated herein by reference.

B.	Mr. Karpus

(a)	As of the close of business on January 22, 2018, Mr. Karpus, beneficially owned 8,200 Shares. In addition, Mr. Karpus may be deemed to beneficially own the 11,450 Shares held in the Karpus Entities.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 8,200
2. Shared power to vote or direct vote: 11,450
3. Sole power to dispose or direct the disposition: 8,200
4. Shared power to dispose or direct the disposition: 11,450

(c)	Neither Mr. Karpus nor the Karpus Entities have had any transactions in the Shares during the past 60 days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 22, 2018, the Reporting Persons and the Issuer entered into the Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On January 22, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Agreement dated January 22, 2018.

99.2	Joint Filing Agreement by and between Karpus Management, Inc. and George W. Karpus, dated January 22, 2018.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 23, 2018

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel L. Lippincott
	Name:	Daniel L. Lippincott
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

/s/ George W. Karpus
GEORGE W. KARPUS

CUSIP NO. 61745P874

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer and Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	25
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	600
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	None
Sharon L. Thornton	Senior Director of Investments	183 Sully’s Trail, Pittsford, New York 14534	None
Daniel L. Lippincott	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	None

CUSIP NO. 61745P874

SCHEDULE B

Transactions in the Shares over the last 60 days.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Sale of Common Stock	(100)	$18.27	11/28/2017
Sale of Common Stock	(450)	$18.24	12/1/2017
Purchase of Common Stock	900	$18.18	12/8/2017
Sale of Common Stock	(200)	$18.17	12/27/2017
Sale of Common Stock	(725)	$18.18	1/18/2018

EXHIBIT 99.1

AGREEMENT

This Agreement (this "Agreement") is made and entered into on January 22, 2018, and effective as of such date (the "Effective Date") by and between Morgan Stanley Investment Management Inc. ("MSIM") and Karpus Management, Inc. d/b/a Karpus Investment Management (together with its present or future affiliates, "Karpus").

WHEREAS, MSIM is an investment adviser registered with the Securities and Exchange Commission ("SEC") under the Investment Advisers Act of 1940, as amended, and is the investment adviser to Morgan Stanley Income Securities Inc. ("ICB"), a closed-end management investment company, the shares of common stock of which are publicly traded;

WHEREAS, Karpus and certain funds and accounts discretionarily advised, managed, sponsored or controlled by Karpus ("Karpus Discretionary Accounts") are stockholders of ICB;

WHEREAS, Karpus and ICB entered into a Non-Disclosure Agreement as of January 8, 2018 (the "NDA") in order to engage in discussions regarding ICB, Karpus' investment in ICB and one or more proposals with respect to ICB (the "ICB Discussions") and in connection with such ICB Discussions acquire from ICB and its officers, agents and legal counsel certain oral and written Confidential Information (as such term defined in the NDA);

WHEREAS, in the course of the ICB Discussions, MSIM discussed with Karpus a proposal whereby ICB would merge with and into an existing Morgan Stanley advised open-end mutual fund with similar investment objectives to ICB, which proposal MSIM has presented to the Board of Directors of ICB (the "ICB Board") for approval (the "ICB Proposal");

WHEREAS, the ICB Board has approved the ICB Proposal and is expected to recommend the ICB Proposal for consideration and approval by ICB's stockholders at a future special meeting of stockholders (the "ICB Special Meeting"), which would be described in a definitive proxy statement to be filed with the SEC and distributed to stockholders of record (the "ICB Proxy"); and

WHEREAS, Karpus and MSIM wish to memorialize their agreement to certain terms arising out of the ICB Discussions with respect to future activities pertaining to ICB and other management investment companies currently advised, managed or sponsored by MSIM, with such management investment companies set forth on Schedule A attached hereto (collectively, the "MSIM Funds") in which Karpus may be an investor;

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the parties agree as follows:

1. With respect to ICB, (a) Karpus shall (i) retain its current investment in ICB until the record date stated in the ICB Proxy and cause all shares of ICB held by Karpus and/or Karpus Discretionary Accounts to be retained and shall not grant any proxy over any such shares or otherwise dispose of beneficial ownership of such shares, (ii) vote and/or cause all of its shares of ICB held by Karpus and/or Karpus Discretionary Accounts to be voted at the ICB Special Meeting in accordance with the recommendations of the ICB Board as set forth in the ICB Proxy, and (b) Karpus shall not (and shall not cause its officers, directors and present or future affiliates), directly or indirectly, solicit, recommend, vote for, or encourage any other person or entity to solicit or vote for, formally or informally, or otherwise invite, initiate or take any action that would impede or interfere with the recommendations of the ICB Board contained in the ICB Proxy or lead to a proposal from any other person regarding the proposals set forth in the ICB Proxy. Notwithstanding clause 1(a) above, Karpus shall be permitted to sell any ICB shares on behalf of its Karpus Discretionary Accounts that it is specifically directed to sell.

2. With respect to the MSIM Funds, for a period of two years year from the Effective Date (the "Restricted Period"), Karpus shall not: (i) submit any stockholder proposals for the vote or consent (collectively, "vote") of stockholders (whether or not pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, or otherwise); (ii) nominate any candidate for election as a director or trustee; (iii) solicit proxies for any stockholder proposals or nominations of candidates for election as directors or trustees of any MSIM Fund; (iv) directly or indirectly, encourage, recommend, advise or urge others to put forward stockholder proposals, including any proposal to replace the investment adviser or manager or sub-adviser of any MSIM Fund, or nominations with respect to directors or trustees of any MSIM Fund; (v) directly or indirectly, indicate support or approval for any stockholder proposals or nominations relating to any MSIM Fund (except by voting pursuant to clause (vi) of this sentence); (vi) directly or indirectly, cause or permit shares of any MSIM Fund held by Karpus and/or Karpus Discretionary Accounts to be voted on any matter in any way other than in accordance with the recommendations of that MSIM Fund's Board; or (viii) directly or indirectly, solicit or encourage others to vote against any matter recommended by a MSIM Fund's Board of Directors or Trustees, except with respect to any proposed change to a MSIM Fund's fundamental investment policy, upon which Karpus shall vote as it so determines.

3. During the Restricted Period, each party hereto shall, and shall instruct its controlled affiliates to, refrain from directly or indirectly disparaging, impugning or taking of any action reasonably likely to damage the reputation of the other party, any MSIM Fund or the Board of Directors or Trustees of any MSIM Fund. The foregoing shall not apply to any compelled testimony or production of information, either by legal process or subpoena or in connection with a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought.

4. Other than pursuant to and in accordance with the last sentence of Section 3, as made public by MSIM or the MSIM Funds, or as may be required by law or regulatory process or agency, such as in connection with publication of the ICB Proxy, all terms and provisions of this Agreement shall remain confidential. For the avoidance of doubt, the parties acknowledge that Karpus is required to file a copy of this Agreement with its Schedule 13D (to be filed with the SEC promptly following the date of this Agreement), and following such filing this Agreement shall no longer be confidential. ICB shall issue a press release disclosing this Agreement promptly following approval, a copy of which is attached hereto as Exhibit A.

5. MSIM shall use its best efforts to cause ICB to recommend the approval of the ICB Proposal by ICB's Stockholders, and to engage a proxy solicitor and use all commercially reasonable efforts to cause the approval of the ICB Proposal by ICB's stockholders.

6. This Agreement shall terminate upon the earlier to occur of: (i) the ICB Proxy is not filed with the Securities Exchange Commission on or prior to March 15, 2018; (iii) the ICB Special Meeting is not held on or prior to June 22, 2018; (iii) the ICB Proposal is not approved by ICB shareholders on or prior to June 22, 2018; or (iv) the ICB proposal is not implemented by ICB on or prior to July 31, 2018. Sections 7-11 shall survive any such termination.

7. Any notices hereunder shall be delivered by email or facsimile, with a copy by ordinary mail, directed as follows:
      To the MSIM Funds and MSIM, by delivery to:

      Morgan Stanley Investment Management Inc.
      Attention: Office of the Funds
      522 Fifth Avenue, 5th Floor
      New York, New York 10036

      With a copy to:

      Morgan Stanley Investment Management Inc.
      Attention: General Counsel
      522 Fifth Avenue, 19th Floor
      New York, New York 10036

      To Karpus, by delivery to:

      Daniel L. Lippincott, CFA
      Director of Investment Personnel and Sr. Tax-Sensitive Manager
      Karpus Investment Management
      183 Sully's Trail
      Pittsford, New York 14534
      Email: daniel@karpus.com
      Telephone: (585) 586-4680
      Facsimile: (585) 586-4315

      With a copy to:

      Adam W. Finerman, Esq.
      Olshan Frome Wolosky LLP
      1325 Avenue of the Americas
      New York, New York 10019
      Email: afinerman@olshanlaw.com
      Telephone: (212) 451-2289
      Facsimile: (212) 451-2222

8. This Agreement shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs, successors and assigns and shall be for the benefit of and enforceable by each MSIM Fund and its successors and assigns.

9. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflict of laws provisions. The parties agree that the state and federal courts of the State of New York shall be the proper forums for any legal controversy arising in connection with this Agreement, and the parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of such courts for such purposes. Except as prohibited by law, none of the parties shall seek a jury trial in any legal controversy arising in connection with this Agreement. None of the parties will seek to consolidate any such action in which a jury trial has been waived with any other action in which a jury trial has not been waived. THE PROVISIONS OF THIS SECTION HAVE BEEN FULLY DISCUSSED BY THE PARTIES HERETO, AND THE PROVISIONS HEREOF SHALL BE SUBJECT TO NO EXCEPTIONS.

11. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof, and may be modified or amended only by a writing signed by an authorized representative of each of the parties hereto. No representations, warranties, or inducements have been made by any party hereto concerning this Agreement other than those contained and memorialized herein. This Agreement is the product of mutual bargaining between and among the parties and, therefore, will not be construed against one party or another.

MORGAN STANLEY INVESTMENT MANAGEMENT INC.

By:	/s/ Mary Alice Dunne
	Name:	Mary Alice Dunne
	Title:	Managing Director

KARPUS MANAGEMENT, INC. D/B/A KARPUS INVESTMENT MANAGEMENT

By:	/s/ Daniel L. Lippincott
	Name:	Daniel L. Lippincott
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

Schedule A

MSIM Funds

* Morgan Stanley Asia-Pacific Fund, Inc.
* Morgan Stanley China A Share Fund, Inc.
* Morgan Stanley Emerging Markets Fund, Inc.
* Morgan Stanley Emerging Markets Debt Fund, Inc.
* Morgan Stanley Emerging Markets Domestic Debt Fund, Inc.
* Morgan Stanley Income Securities Inc.
* Morgan Stanley India Investment Fund, Inc.
* Morgan Stanley Institutional Fund Trust - Corporate Bond Portfolio
* The Latin American Discovery Fund, Inc.
* The Thai Fund, Inc.

Exhibit A

ICB Press Release

                        FOR IMMEDIATE RELEASE

MORGAN STANLEY

January 22, 2018

Morgan Stanley Income Securities Inc. Announces Reorganization into
Morgan Stanley Institutional Fund Trust - Corporate Bond Portfolio

NEW YORK - Morgan Stanley Income Securities Inc. (NYSE: ICB) (the "Fund") announced that, after considering the recommendation of the Fund's investment adviser, the Board of Directors of the Fund determined that it would be in the best interest of stockholders of the Fund to approve an Agreement and Plan of Reorganization by and between the Fund and Morgan Stanley Institutional Fund Trust, on behalf of its series Corporate Bond Portfolio ("MSIFT Corporate Bond"), pursuant to which substantially all of the assets and liabilities of the Fund would be transferred to MSIFT Corporate Bond and stockholders of the Fund would become shareholders of MSIFT Corporate Bond, receiving shares of beneficial interest of MSIFT Corporate Bond equal to the value of their holdings in the Fund (the "Reorganization"). Upon execution of the Reorganization, shares of the Fund would cease to trade on the New York Stock Exchange; however, after the Reorganization, shares of MSIFT Corporate Bond may be purchased and redeemed at the option of shareholders at net asset value on a daily basis, subject to the terms described in the registration statement for MSIFT Corporate Bond.

The Reorganization is subject to certain conditions, including stockholder approval and customary closing conditions. The Reorganization of the Fund will be submitted for stockholder approval at a special meeting of stockholders (the "Meeting") scheduled to be held on April 20, 2018, and any adjournments or postponements thereof, to stockholders of record on February 23, 2018. Further information about the Reorganization will be included in a proxy statement/prospectus expected to be mailed to stockholders in the first quarter of 2018.

Any solicitation of proxies by the Fund in connection with the Meeting will be made only pursuant to separate proxy materials filed with the U.S. Securities and Exchange Commission (the "SEC") under applicable federal securities laws. Because the proxy statement/prospectus will contain important information, including a more detailed description of the Agreement and Plan of Reorganization, stockholders are urged to read these materials carefully when they become available. The Fund and the Board of Directors may be deemed to be participants in the solicitation of proxies from stockholders in connection with the Meeting. The Fund plans to file a proxy statement/prospectus with the SEC in connection with the solicitation of proxies for the Meeting. Information regarding the names of the Fund's Directors is set forth in the Fund's September 30, 2017 annual report to stockholders, which may be obtained free of charge at the SEC's website at www.sec.gov. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the Meeting.

Promptly after filing its definitive proxy statement/prospectus for the Meeting with the SEC, the Fund will mail the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the Meeting. The Fund urges stockholders to read the proxy statement/prospectus (including any supplements thereto) and any other relevant documents that the Fund will file with the SEC when they become available because they will contain important information. Stockholders will be able to obtain, free of charge, copies of the proxy statement/prospectus and any other documents filed by the Fund with the SEC in connection with the Meeting at the SEC's website at www.sec.gov, by calling 1-800-231-2608 or by writing to the Fund at 522 Fifth Avenue, New York, New York 10036.

The Fund is a diversified, closed-end management investment company that seeks to provide as high a level of current income for distribution to stockholders as is consistent with prudent investment risk and, as a secondary objective, capital appreciation.

Morgan Stanley Investment Management, together with its investment advisory affiliates, has more than 581 investment professionals around the world and $482 billion in assets under management or supervision as of December 31, 2017. Morgan Stanley Investment Management strives to provide outstanding long-term investment performance, service and a comprehensive suite of investment management solutions to a diverse client base, which includes governments, institutions, corporations and individuals worldwide. For further information about Morgan Stanley Investment Management, please visit www.morganstanley.com/im.

About Morgan Stanley

Morgan Stanley (NYSE: MS) is a leading global financial services firm providing investment banking, securities, wealth management and investment management services. With offices in more than 42 countries, the Firm's employees serve clients worldwide including corporations, governments, institutions and individuals. For more information about Morgan Stanley, please visit www.morganstanley.com.

# # #

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.

Investing involves risk and it is possible to lose money on any investment in the Fund.

For more information: 800-231-2608

EXHIBIT 99.2

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto), dated the date hereof, with respect to the shares of Common Stock of Morgan Stanley Income Securities Inc.. This Joint Filing Agreement shall be filed as an Exhibit to such statement.

January 22, 2018

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel L. Lippincott
	Name:	Daniel L. Lippincott
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

/s/ George W. Karpus
GEORGE W. KARPUS